UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

2107, Block B, Shoudong International

Dongcheng District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Directors

On January 19, 2026, Mr. Ning Xue, an independent director of TIAN RUIXIANG Holdings Ltd. (the “Company”), notified the Company of his resignation as an independent director of the Company, effective January 19, 2026. Mr. Ning Xue's resignation coincides with the expiration of his term as an independent director. Mr. Ning Xue has acknowledged that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

On January 28, 2026, the board of directors of the Company (the “Board”) approved and appointed Mr. Peng Wang to serve as an independent director of the Company to fill the vacancy created by Mr. Ning Xue's resignation, effectively immediately. Mr. Peng Wang graduated from Xi'an University of Technology in July 2004 with a Bachelor’s degree in electronic communication engineering. Since April 2019, he has served as the general manager of the business department of the marketing center at Hangzhou Poly Dafeng Theatre Management Co., Ltd., where he is responsible for coordinating bidding project arrangements. From October 2008 to March 2019, he served as the general manager at Hangzhou Bowan Electronic Engineering Co., Ltd., where he was responsible for internal risk management projects, establishing and optimizing risk management models, and coordinating corporate affairs. From August 2004 to September 2008, he served as the deputy general manager at Hangzhou Xingzhong Electronic Engineering Co., Ltd., in charge of investment and financing negotiation business.

In addition, on January 28, 2026, the Board approved the renewal of the terms of office for Ms. QinEr Zhou, Mr. Jingyu Li, and Mr. Yu He as directors of the Company for a period of one (1) year, effective immediately upon the expiration of their current terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: February 12, 2026	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer